[LETTERHEAD OF LUSE GORMAN POMERENK & SCHICK]

June 20, 2007

Via EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Mr. Paul Cline, Senior Accountant
Mail Stop 4561

Re:	United Financial Bancorp, Inc. (File No. 000-51369): Form 10-K for Fiscal Year Ended December 31, 2006

Dear Mr. Cline:

On behalf of United Financial Bancorp, Inc. (the “Company”), we are hereby transmitting by EDGAR the Company’s amended Annual Report on Form 10-K/A for the fiscal year ended December 31, 2006.  The Company’s Form 10-K is being amended hereby in response to the staff’s comment letter dated May 31, 2007.  The staff’s comments are reproduced below, along with the Company’s responses.

Report of Independent Registered Public Accounting Firm, page F-1

1.	Please have your independent accounting firm revise its report here and on page 58 to properly evidence its signature. Refer to Rule 302 of Regulation S-T.

The report of independent registered public accounting firm on page F-1 and on page 58 has been revised to properly evidence its signature.

Consolidated Statement of Earnings, page F-3

2.           Please revise to present earnings per share considering the following guidance:

•
2005 – Include the shares issued to United Mutual Holding Company in your IPO as having been issued and outstanding for the entire period and include the shares issued to the public from the date of issuance.

•	2004 and prior periods – Include the shares issued to United Mutual Holding Company in your IPO as having been issued and outstanding for each of the prior periods.

        Mr. Paul Cline
        June 20, 2007

Similarly revise all other presentations of earnings per share throughout your document including your selected financial data and quarterly results of operations using the above guidance.

The Company’s financial statements and selected financial data have been revised as requested.

The required statement of the Company regarding the responsibility for the filing is attached hereto.

We trust the foregoing is responsive to the staff’s comments.  We respectfully request that the staff advise the undersigned at (202) 274-2011 as soon as possible of any additional comments it may have.

Very truly yours,

/s/ Robert B. Pomerenk
Robert B. Pomerenk

cc:           Mr. Mark A. Roberts, Chief Financial Officer